

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 17, 2006

Mr. Tom S. Donovan
Chief Financial Officer
Suite 2, Level 2
Orchid Plaza, 79-88 Abbott Street
Cairns, QLD 4870, Australia

> **Re:**   **InterOil Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 1-32179**

Dear Mr. Donovan:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for Fiscal Year Ended December 31, 2005

Financial Statements

Statements of Cash Flow, page 6

1.   We note you present an increase in restricted cash as a cash outflow in the
        investing section of your statement of cash flows of $15,501,806 in 2004. Please
        expand your disclosure in the restricted cash section of Note 6 on page 15, and
        also within your capital resources discussion on page 20, to discuss how this
        fluctuation reconciles to the decrease in restricted cash for that period that is
        reported in your balance sheet. It should be clear how other changes in the
        various restricted cash components have been presented.

Note 17 – Indirect Participation Interest, page 22

2.   We note your disclosure indicating that investors in the indirect participation
        interest program may elect to convert their interest into common shares at a price
        of $37.50; and that you have attributed $27,249,587 of the $125,000,000 indirect
        participation interest funding to this conversion feature, with the balance recorded
        as a non-financial liability on your balance sheet. Please address the following
        points.

        (a)   Disclose the method utilized in valuing the conversion feature; explain
                how the conversion price was determined and how it compared to the
                market price of your stock on the date of your agreement, and
                subsequently.

        (b)   Disclose whether the number of shares into which the interest is
                convertible is held constant, or changes as you adjust the carrying values
                of the conversion feature and non-financial liability.

        (c)   Disclose why you believe the non-financial liability should be reduced for
                all costs you incur in relation to the eight-well drilling program, rather
                than the portion of such costs attributable to the investors based on their
                interests.

        (d)   Tell us how you computed the gain mentioned in point 6 of Note 24 on
                page 30; explain your rationale; identify the specific guidance you have
                applied.

(e)   Tell us why you believe the conversion feature would not need to be adjusted to market value at each reporting date under Canadian GAAP; and why you believe reducing the value ascribed to the conversion feature for financing fees and transaction costs is consistent with Canadian GAAP.

(f)   Disclose the nature of the financing fees and transaction costs sufficiently to understand why you believe they are appropriately attributed to the investors; and appropriately ascribed to the non-financial liability under U.S. GAAP.

In each instance, please identify the specific accounting guidance you have applied to this transaction under both Canadian and U.S generally accepted accounting principles.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: InterOil General Counsel